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Holland & Knight LLP | www.hklaw.com

July 30, 2015

VIA EDGAR

Securities and Exchange Commission
Public Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule 477 Request by the Griffin Institutional Access Real Estate Fund (File Nos. 333-193637 and 811-22933)

Ladies and Gentlemen:

On behalf of our client, the Griffin Institutional Access Real Estate Fund (the "Trust"), we request, pursuant to Rule 477 of the Securities Act of 1933, the withdrawal of Post-Effective Amendment No. 3 filed under rule 486 on July 28, 2015, edgar accession number 0001398344-15-004739.  The Trust is requesting to withdrawal the amendment as it is re-submitting the amendment to correct a typographical error in the amendment.

If you have any questions concerning this filing, please contact Terrence Davis at 404.817.8531.

Sincerely,

/s/ Terrence O. Davis

Terrence O. Davis

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